SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                       -----------------------------

                              SCHEDULE 13E-4/A

                       ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934)
                             (Amendment No. 3)
                       -----------------------------

                                  CONECTIV
                              (NAME OF ISSUER)

                                  CONECTIV
                    (NAME OF PERSON(S) FILING STATEMENT)

                       -----------------------------

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 206829 103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CONECTIV
                                800 King St.
                                P.O. Box 231
                            Wilmington, DE 19899

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                        PERSONS(S) FILING STATEMENT)
                          PETER F. CLARK, ESQUIRE
                                  CONECTIV
                       800 KING STREET, P.O. BOX 231
                         WILMINGTON, DELAWARE 19899
                               (302) 429-3311

                       -----------------------------

                                  COPY TO:

                           MICHAEL P. ROGAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         1440 NEW YORK AVENUE, N.W.
                        WASHINGTON, D.C. 20005-2111
                               (202) 371-7000

                       -----------------------------

                                MAY 11, 1999
                (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                         GIVEN TO SECURITY HOLDERS)

                       -----------------------------


                         CALCULATION OF FILING FEE
 ===========================================================================
      TRANSACTION VALUATION*             AMOUNT OF FILING FEE
 ---------------------------------------------------------------------------
      $360,336,114                       $72,068 (1)

 ----------------
 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 14,130,828 shares at the maximum tender offer price per share of $25.50

 (1) Includes an additional filing fee of $668 due to an increase in the number of shares purchased.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:  $71,400                  Filing Party:  Conectiv
 Form or Registration No.: Schedule 13E-4          Date File:  MAY 11, 1999




      This Amendment No. 3 (the "Amendment") amends the Issuer Tender Offer Statement on Schedule 13E-4 filed May 11, 1999, as amended (the "Schedule 13E-4"), by Conectiv, a Delaware corporation (the "Company"), relating to its Offer to Purchase up to 14,000,000 shares of its Common Stock, par value $0.01 per share (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners, Inc., as the Rights Agent), at a price not greater than $25.50 nor less than $23.50 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

      The Amendment constitutes the final amendment required by Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

      Terms used but not defined herein are used as defined in the Offer to Purchase.


 ITEM 1.   SECURITY AND ISSUER

      Item 1 is hereby amended by adding the following paragraphs at the end thereof:

                The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 8, 1999. In accordance with the terms of the Offer, the Company determined that the Purchase Price was $25.50 per Share. According to the Depositary, a total of 14,130,828 Shares were validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date. The Company will purchase at the Purchase Price (1) 14,000,000 Shares validly tendered at the Purchase Price plus (2) an additional 130,828 Shares which constitute less than 2% of the outstanding Shares (such purchase of the additional shares is permitted under Rule 13e-4 of the Exchange Act), for a total of 14,130,828 Shares, including 1,330,978 Shares issuable upon the conversion of 831,877 shares of Class A Common Stock.

      The Company began making payments representing the Purchase Price for the Shares accepted for purchase pursuant to the Offer on June 14, 1999.


 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended by adding the following exhibit thereto:

      EXHIBIT NO.    DESCRIPTION

       (a) (13)      Press Release dated June 18, 1999



                                 SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CONECTIV


                                        By:  /s/ John C. van Roden
                                            -------------------------------
                                            John C. van Roden
                                            Senior Vice President and
                                              Chief Financial Officer

 Dated:  June 18, 1999



                                  EXHIBITS

 EXHIBIT NO.          DESCRIPTION

  (a)(13)             Press Release dated June 18, 1999.